00
5/30/14

[redacted]

SEC
Mail Processing
Section

MAY 21 2014

Washington, DC
124

SECURIT ... 14040659 ... ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCOE Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2725 NW 24th Ave
(No. and Street)

Camas	WA	98607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Callahan — (785) 309-2534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00
6/4/14

OATH OR AFFIRMATION

I, Steve Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCOE Capital Advisors, LLC, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

NOTARY PUBLIC - State of Kansas
JODY SANCHEZ
My Appt. Exp. 9-9-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of OPERATIONS
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCOE CAPITAL ADVISORS, LLC

(formerly known as KC Brokerage Services, LLC)

Camas, Washington

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended March 31, 2014 and 2013

BAKER TILLY

Candor. Insight. Results.

KCOE CAPITAL ADVISORS, LLC
(formerly known as KC Brokerage Services, LLC)

Camas, Washington

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended March 31, 2014 and 2013

KCOE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS
As of and for the Years Ended March 31, 2014 and 2013

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
KCOE Capital Advisors, LLC
Camas, Washington

Report on the Financial Statements

We have audited the accompanying financial statements of KCOE Capital Advisors, LLC (formerly known as KC Brokerage Services, LLC), which comprise the statements of financial condition as of March 31, 2014 and 2013, and the related statements of operations, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCOE Capital Advisors, LLC as of March 31, 2014 and 2013 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 9, 2014

KCOE CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
As of March 31, 2014 and 2013

ASSETS

	2014	2013
CASH	$ 182,541	$ 179,345
COMMISSION AND FEES RECEIVABLE	47,000	28,500
RELATED PARTY RECEIVABLE	3,487	3,488
DEPOSIT	1,163	491
TOTAL ASSETS	$ 234,191	$ 211,824

LIABILITIES AND MEMBER'S EQUITY

	2014	2013
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 13,513	$ 13,602
UNEARNED REVENUE	37,500	-
FORGIVABLE NOTE PAYABLE	61,039	91,559
TOTAL LIABILITIES	112,052	105,161
MEMBER'S EQUITY	122,139	106,663
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 234,191	$ 211,824

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2014 and 2013

	2014	2013
REVENUES	$ 379,069	$ 320,848
OPERATING EXPENSES	97,210	88,458
Operating Income	281,859	232,390
OTHER INCOME (EXPENSE)		
Other expense	(403)	(666)
Other income	30,520	30,519
Total Other Income	30,117	29,853
NET INCOME	$ 311,976	$ 262,243

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended March 31, 2014 and 2013

BALANCE, March 31, 2012	$ 99,095
Distributions to member	(254,675)
2013 net income	262,243
BALANCE, March 31, 2013	106,663
Distributions to member	(296,500)
2014 net income	311,976
BALANCE, March 31, 2014	$ 122,139

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 311,976	$ 262,243
Adjustments to reconcile net income to net cash flows from operating activities:		
Forgiveness of forgivable note payable	(30,520)	(30,519)
Changes in operating assets and liabilities:		
Commission and fees receivable	(18,500)	(8,906)
Related party receivable	1	(3,488)
Deposit	(672)	314
Accounts payable and accrued expenses	(89)	302
Unearned revenue	37,500	-
Net Cash Flows from Operating Activities	299,696	219,946
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(296,500)	(254,675)
Net Cash Flows from Financing Activities	(296,500)	(254,675)
Net Change in Cash	3,196	(34,729)
CASH - Beginning of Year	179,345	214,074
CASH - END OF YEAR	$ 182,541	$ 179,345

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended March 31, 2014 and 2013

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCOE Capital Advisors, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). During 2013, the Company formally changed its name from KC Brokerage Services, LLC to KCOE Capital Advisors, LLC.

The Company is a wholly-owned subsidiary of Kennedy and Coe Wealth Management, LLC (Kennedy and Coe Wealth Management).

Cash

The Company maintains its cash in financial institutions. Balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of March 31, 2014 and 2013.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis. Commission income from merger and acquisition transactions is recognized at the time of closing.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for the years before 2010. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Forgivable Note Payable

On October 14, 2011, the Company entered into a forgivable note payable with Securities America Financial Corporation (SAFC) for $122,078. The note is collateralized by future commissions and other compensation due to the Company from SAFC and certain of its affiliates. A portion of the principal of the note was forgiven on October 14, 2012 and October 14, 2013. A portion of the principal of the note will be forgiven in two (2) increments as of October 14, 2014 and October 14, 2015, provided the Company and its affiliates KC Investment Advisors, LLC and KC Insurance Agency, LLC, meet revenue targets and other terms as set forth in the promissory note. Interest on the outstanding principal is imputed by the Company and calculated at the mid-term IRS Applicable Rate (1.82% and 1.09% as of March 31, 2014 and 2013, respectively). The imputed interest was $1,896 and $1,414 as of March 31, 2014 and 2013, and is part of accounts payable and accrued expenses on the statements of financial condition.

NOTE 3 - Related Party Transactions

The Company has an affiliate agreement with Kennedy and Coe, LLC, the parent of Kennedy and Coe Wealth Management, to pay $3,000 per month to lease office space ($2,000 from April 2012 to December 2013), furnishings and equipment and to pay an hourly rate for the use of Kennedy and Coe, LLC employees for accounting and marketing services.

Shared expenses were $56,803 and $55,484 for the years ended March 31, 2014 and 2013. The balance due to Kennedy and Coe, LLC is $2,306 and $2,790 as of March 31, 2014 and 2013, and is included in accounts payable and accrued expenses on the statements of financial condition. The Company will pay the following expenses directly: audit and legal fees, bank charges, and federal and state registration fees. The balance due from Kennedy and Coe Wealth Management was $3,487 and $3,488 as of March 31, 2014 and 2013, and is due on demand and non-interest bearing.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of March 31, 2014 and 2013, the Company had net capital of $117,489 and $102,684 which was $110,019 and $95,763 in excess of its required net capital of $7,470 and $7,011. The Company's net capital ratio was .95 to 1 and 1.02 to 1 as of March 31, 2014 and 2013.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's March 31, 2014 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through May 9, 2014, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

KCOE CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2014

COMPUTATION OF NET CAPITAL

Total member's equity	$ 122,139
Non-allowable assets:	
Related party receivable	3,487
Deposit	1,163
Total non-allowable assets	4,650
Net capital before haircuts on securities positions	117,489
Haircuts on securities positions	-
Net capital	$ 117,489

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 112,052

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 7,470
Excess net capital at 1,500 percent	$ 110,019
Excess net capital at 1,000 percent	$ 106,284
Ratio: Aggregate indebtedness to net capital	.95 to 1

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC REULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Member
KCOE Capital Advisors, LLC
Camas, Washington

In planning and performing our audit of the financial statements of KCOE Capital Advisors, LLC (formerly known as KC Brokerage Services, LLC) (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. There is a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the company may not be able to successfully prevent an error or misstatement from occurring. We communicated this in writing to management and the sole member on May 9, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 9, 2014

an independent member of
BAKER TILLY
INTERNATIONAL